EXHIBIT 99.1

FOURTH QUARTER 2008
EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FOURTH QUARTER AND 2008 RESULTS

The financial information in this earnings release is in Canadian dollars and is based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted. Our 2008 Annual Report to Shareholders (which includes our audited annual Consolidated Financial Statements and accompanying Management’s Discussion & Analysis), our Annual Information Form and our supplementary financial information are available on our website at rbc.com/investorrelations.

2008 compared to 2007	Fourth quarter 2008 compared to fourth quarter 2007

•   Net income of $4,555 million (down 17% from $5,492 million)

•   Diluted earnings per share (EPS) of $3.38 (down $0.81 from $4.19)

•   Revenue of $21,582 million (down 4% from $22,462 million)

•   Return on common equity (ROE) of 18.0% (down 660 basis points from 24.6%)

•   Tier 1 capital ratio of 9.0%

•   Net income of $1,120 million (down 15% from $1,324 million)

•   Diluted EPS $0.81 (down $0.20 from $1.01)

•   Revenue of $5,069 million (down 10% from $5,615 million)

•   ROE of 16.1% (down 690 basis points from 23.0%)

TORONTO, December 5, 2008 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $4,555 million for the year ended October 31, 2008, down $937 million or 17% from $5,492 million a year ago. Earnings over last year were reduced by writedowns of $2,785 million before-tax ($1,418 million after-tax and compensation adjustments) and higher provisions for credit losses primarily in our U.S. banking business. These factors were partially offset by gains of $533 million ($273 million after-tax and compensation adjustments) on the fair value of adjustments on RBC debt designated as held-for-trading (1), and the reduction of the Enron Corp. (Enron)-related litigation provision by $542 million ($252 million after-tax and related compensation adjustments). We had solid results in Canadian Banking and certain businesses in Capital Markets.

“The tremendous volatility in the financial markets and a weakening global economy has resulted in a challenging year for banks worldwide. While we have not been immune to the difficult market conditions, our disciplined strategy, sound risk management, strong balance sheet and diversified business mix have allowed us to withstand the dislocation. We earned over $4.5 billion for our shareholders in 2008, delivered a return on equity of 18% and maintained a solid financial position throughout the year,” said Gordon M. Nixon, President and CEO. “Looking forward, we will continue to prudently manage our balance sheet, and provide our clients with relevant, timely advice and support to navigate through these difficult times.”

2008 Performance

Canadian Banking net income was $2,662 million, up 5% or $117 million from last year, reflecting solid volume growth across all businesses and effective cost management, partially offset by margin compression and increased provisions for credit losses. Net income was up 13% over last year, excluding the impacts of a $326 million ($269 million after-tax) gain related to the Visa Inc. restructuring and a $121 million ($79 million after-tax) credit card customer loyalty reward program liability charge recorded in the fourth quarter of 2007.

Wealth Management net income was $665 million, down 13% or $97 million from a year ago. The decline was due to lower transaction activity caused by continued uncertainty in global financial markets and the unfavourable impact of items totalling $62 million ($41 million after-tax) related to the Reserve Primary Fund and auction rate securities, as fully described in our 2008 Annual Report. The decline was also due to the unfavourable impact compared to a year ago from the stock-based compensation plan in our U.S. brokerage business and the stronger Canadian dollar on the translation of our U.S. dollar-denominated earnings. The favourable impact in the prior year of a $35 million ($28 million after-tax) foreign exchange translation gain on certain deposits also reduced net income growth. These factors were partially offset by higher earnings and fee-based revenue from our Phillips, Hager & North Investment Management Ltd. (PH&N) acquisition and solid growth in fee-based client assets throughout most of the year.

Insurance net income was $389 million, down 12% or $53 million over last year mainly due to $110 million ($80 million after-tax) of investment losses attributable to disposals and impairments, as well as impacts from equity market movements. This was partially offset by favourable actuarial adjustments reflecting management actions and assumption changes and solid growth in our reinsurance and Canadian businesses. Our prior year included a $40 million (before- and after-tax) gain related to the reallocation of certain foreign investment capital which had supported our property catastrophe reinsurance business, exited in 2007.

International Banking net loss was $153 million, as compared to net income of $242 million last year. The decline was predominantly in our U.S. banking business and was mainly attributable to higher provision for credit losses, which were up by $388 million reflecting higher impaired loans in our U.S. residential builder finance business and U.S commercial and retail loan portfolios, and losses of $297 million ($201 million after-tax) on our investment portfolios. These factors were partially offset by earnings contributions from the RBTT Financial Group (RBTT) and Alabama National BanCorporation (ANB) acquisitions, and business growth at RBC Dexia Investor Services (RBC Dexia IS).

(1)	Refers to the change in fair value of deposit liabilities and subordinated debentures designated as held-for-trading largely as a result of the widening of our credit spreads. For further information, refer to the Impact of the market environment section in our 2008 Annual Report.

Capital Markets net income was $1,170 million, down 9% or $122 million from a year ago. The decline was largely due to writedowns of $2,091 million ($920 million after-tax and related compensation adjustments) resulting from the impact of the market environment. Weak debt and equity origination activities and an increase in provision for credit losses also contributed to the decrease. Despite the difficult market environment, we had strong results across certain trading businesses, including fixed income and foreign exchange. In addition, we had lower non-interest expense, primarily due to the reduction of the Enron-related litigation provision by $542 million ($252 million after-tax and related compensation adjustments). We also had gains of $393 million ($156 million after-tax and compensation adjustments) on credit derivative contracts recorded at fair value used to economically hedge our corporate lending portfolio and gains of $343 million ($144 after-tax and compensation adjustments) related to the fair value of adjustments on RBC debt designated as held-for-trading.

Corporate Support net loss was $178 million, primarily reflecting writedowns of $397 million ($297 million after-tax) mainly on our exposure to U.S. MBS, and a general allowance of $145 million ($98 million after-tax) related to volume growth and weaker credit quality over prior periods in our Canadian retail portfolio and weakness in our U.S. banking portfolio. These factors were partially offset by income tax amounts related to enterprise funding activities that were not allocated to the segments, gains of $190 million ($129 million after-tax) related to the fair value of adjustments on RBC debt designated as held-for-trading, gains related to the change in fair value of derivatives related to economic hedges on our funding and gains related to securitization activity.

Capital Ratios

The Tier 1 capital ratio of 9.0% was down 40 basis points from last year largely due to higher risk-adjusted assets and a higher goodwill capital deduction. Risk-adjusted assets increased due to business growth, including our acquisitions of ANB and RBTT, as well as the impact of a weaker Canadian dollar at year-end on the translated value of foreign currency denominated assets. Our Tier 1 Capital ratio remains above the 7% regulatory target and also above our 8%+ objective. The Total capital ratio was down 40bps from a year ago largely due to factors noted above for Tier 1 capital. Basel II has resulted in capital requirements that differ from those calculated under Basel I. Q4 2007 capital ratios are reported under Basel I. As Basel II is applied on a prospective basis, Basel I and Basel II calculations are not directly comparable.

Fourth Quarter 2008 Performance

Q4 2008 vs. Q4 2007

Fourth quarter net income of $1,120 million was down $204 million, or 15% from a year ago, mainly due to higher writedowns resulting from continued deterioration in the global financial markets, weaker results in our equity trading businesses and higher provision for credit losses. These factors were partly offset by revenue growth in certain fixed income and foreign exchange businesses, the reduction of the Enron-related litigation provision, gains related to the fair value of adjustments on RBC debt designated as held-for-trading, gains on credit derivative contracts used to economically hedge our corporate lending portfolio and volume growth in our banking-related and wealth management businesses.

Q4 2008 vs. Q3 2008

Net income decreased $142 million, or 11%, from the prior quarter primarily due to lower revenue in equity trading businesses, higher provision for credit losses, higher writedowns due to significant deterioration of the global financial markets and a weaker Canadian dollar resulting in a decrease in the translated value of our U.S. dollar-denominated net income (see Impact of U.S. vs. Canadian dollar discussed below). These declines were partially offset by the reduction of the Enron-related litigation provision, and revenue growth in certain fixed income and foreign exchange businesses in the current quarter.

Capital Ratios

The Tier 1 capital ratio was down 50 basis points from last quarter primarily due to the impact of a sharply weaker Canadian dollar at quarter-end on the translated value of foreign currency denominated assets, which resulted in higher risk-adjusted assets and a higher goodwill capital deduction. The Total capital ratio was down 60bps from last quarter largely due to factors noted above for Tier 1 capital.

Q4 2008 Impact of the market environment

The weak market environment continued in the fourth quarter of 2008, resulting in writedowns of $605 million ($257 million after-tax and compensation adjustments) related to Capital Markets, $244 million ($168 million after-tax) related to International Banking, and $154 million ($107 million after-tax) related to Corporate Support, which includes treasury activities. The writedowns were partially offset by gains related to the fair value of adjustments on RBC debt designated as held-for-trading, of which $220 million ($94 million after-tax and compensation adjustments) related to Capital Markets and $111 million ($76 million after-tax) related to Corporate Support.

Effective August 1, 2008, we have adopted the CICA Handbook reclassification amendments to sections 3855, Financial Instruments – Recognition and Measurement, and 3862, Financial Instruments – Disclosures and have reclassified $6,868 million of student loan auction rate securities and mortgage-backed securities in our Capital Markets segment from held-for-trading (HFT) to available-for-sale (AFS) and recorded declines in their fair value of $478 million ($270 million after-tax) in Other Comprehensive Income (OCI) as at October 31, 2008. By reclassifying the securities, changes in fair value are recorded in OCI instead of net income, subject to an assessment at each reporting date to determine whether there is an other-than-temporary impairment in fair value that would be recorded in net income.

For further information regarding the Impact of the market environment for 2008 please refer to the 2008 Annual Report.

Summary of market environment impacts - gains (losses)

(C$ millions)	For the three months ended October 31 2008
Writedowns

Capital Markets - Held-for-trading
U.S. subprime
Hedged with MBIA	$(248)
CDOs of ABS, RMBS and other (1)	(204)
U.S. auction rate securities (ARS) (2)	(6)
U.S. Municipal guaranteed investment contracts (GIC) and other U.S. MBS (2)	(7)
U.S. Insurance and Pension solutions	(78)
U.S. commercial mortgage-backed securities (CMBS)	(62)
(605)
Corporate Support
Held-for-trading - U.S. RMBS	(41)
AFS - U.S. MBS and other securities	(113)
(154)
International Banking
AFS - U.S. MBS and other securities	(244)
Total pre-tax and related compensation adjustments	$(1,003)
Compensation adjustments	200
Income tax recoveries	271
Total (writedowns) after-tax and compensation adjustments	$(532)

Fair value adjustments on RBC debt held for trading
Capital Markets	$220
Corporate Support	111
Total pre-tax and related compensation adjustments	331
Compensation adjustments	(73)
Income tax recoveries	(88)
Total gains after-tax and compensation adjustments	$170

Total net income impact	$(362)

(1)	Collateralized debt obligations (CDOs) of Asset-backed securities (ABS), Residential mortgage-backed securities (RMBS) and other.
(2)	Effective August 1, 2008 we have adopted the CICA Handbook reclassification amendments to Sections 3855, Financial Instruments — Recognition and Measurement, and 3862, Financial Instruments — Disclosures and have reclassified certain financial assets out of the HFT category to the AFS category during the quarter ended October 31, 2008. By reclassifying the securities, unrealized gains or losses will no longer be recorded in net income and are recorded in Other Comprehensive Income (OCI), and will be subject to an impairment assessment at each reporting date to determine whether any unrealized losses are an other-than-temporary impairment. For further information, refer to the Unrealized gains and losses on AFS securities section in our 2008 Annual Report.

2008 Performance versus objectives

	2008 Objectives	2008 Performance
1. Diluted earnings per share growth	7% – 10%	(19)%

2. Defined operating leverage (1)	> 3%	1.0%

3. Return on common equity (ROE)	20%+	18.0%

4. Tier 1 capital ratio (2)	8%+	9.0%

5. Dividend payout ratio	40% – 50%	59%

(1)	Non-GAAP measure. Refer to the Key performance and non-GAAP measures section for further information.
(2)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI) under the new Basel II framework.

2008 Annual objectives

We established our 2008 objectives in November 2007 based on our economic and business outlooks for 2008 at that time. In 2008, market and economic conditions were significantly impacted, as credit markets deteriorated and financial markets experienced widespread illiquidity and elevated levels of volatility especially in the latter part of the year. While we acknowledged that early 2008 would be challenging, with continued market and accounting volatility and slower economic growth, we did not anticipate these conditions to persist for the duration of the year nor the impact to be as significant.

We acknowledged during the year that progress towards certain objectives had been affected largely by writedowns, higher provision for credit losses in U.S. Banking and spread compression. As a result, except for our Tier 1 capital ratio, we did not meet our other annual objectives. Our capital position remained strong throughout 2008 with our Tier 1 capital ratio above our objective.

Our medium-term objective was to achieve top quartile total shareholder return (TSR) compared to our North American peers.(1) TSR is a concept used to compare the performance of our shares over a period of time, reflecting share price appreciation and dividends paid to shareholders. The absolute size of the TSR will vary depending on market conditions, but the relative position reflects the market’s perception of a company’s overall performance relative to its peers over a period of time.

Our three-year and five-year average annual TSR of 8% and 12%, respectively, ranked us in the first quartile within our peer group for both periods. The three-year and five-year average annual TSR for our peer group was (9)% and (2)%, respectively.(2) Dividends paid over the three-year period have increased at an average annual compounded rate of 19%.

Our TSR objectives are measured relative to our North American peers and, as a result of the mergers and acquisitions that our peers were involved in during 2008, we are in the process of re-evaluating our peer group. We will disclose any revisions to our peer group once determined, and will continue to monitor and re-evaluate our peer group over the medium term based on events as they unfold.

(1)	Our North American peers consist of seven large Canadian financial institutions (Manulife Financial Corporation, The Bank of Nova Scotia, The Toronto-Dominion Bank, Bank of Montreal, Sun Life Financial Inc., Canadian Imperial Bank of Commerce and National Bank of Canada) and 13 U.S. financial institutions (Bank of America Corporation, JP Morgan Chase & Co., Wells Fargo & Company, Wachovia Corporation, US Bancorp, Sun Trust Banks, Inc., The Bank of New York Mellon Corporation, BB&T Corporation, Fifth Third Bancorp, National City Corporation, The PNC Financial Services Group, KeyCorp and Northern Trust Corporation).
(2)	The three-year average annual TSR is calculated based on share price appreciation plus reinvested dividend income for the period October 31, 2005 to October 31, 2008. The five-year average annual TSR is calculated based on the period October 31, 2003 to October 31, 2008.

Outlook and Objectives

Economic and market outlook

The Canadian economy likely slipped into a recession in the final quarter of 2008 and is expected to grow by only 0.3% in 2009 due to weaker domestic demand. Consumer spending is expected to slow, reflecting modest weakening in both the labour and housing markets. Inflation pressures are likely to dissipate as commodity prices stabilize at lower levels and economic growth remains slow. We forecast the Canadian dollar on average to be weaker relative to the U.S. dollar given lower commodity prices. We expect the Bank of Canada to decrease interest rates to 1.75% in late 2008 to mitigate some downward pressure on the economy and hold rates constant through most of 2009.

We project the U.S. economy will have negative growth of 1% in 2009. We anticipate that deteriorating economic conditions and financial market volatility will continue to dampen both consumer and business spending and will likely cause the U.S. recession to deepen as negative economic growth persists over the remainder of 2008 and early 2009. We anticipate that the Federal Reserve will cut the federal funds rate to 0.5% in late December and hold it there through 2009.

Global economies, particularly those in the Eurozone, will likely weaken further in 2009, as overseas economies continue to contract due to weaker domestic demand, financial market volatility and reduced demand for exports from major trading partners. Emerging economies, led by China, are expected to grow at a very moderate pace in 2009 given uncertainty in global financial markets and recessionary conditions in some industrialized countries.

Financial markets continue to deal with the fallout of a crisis in credit markets and a deteriorating outlook for global economies. Volatile financial market conditions are likely to continue into 2009 as credit and liquidity concerns persist and global economies slow down. We anticipate that recent government and central bank measures such as interest rate cuts, financial market rescue packages and enhanced interbank lending guarantees will eventually work to improve market stability.

Medium-term objectives

We anticipate that the medium term will see more cyclical and structural changes for the financial services industry, including higher funding costs, higher capital levels, the impact of the deleveraging of balance sheets and a move to above-average loan loss levels from recent historic lows. We have established medium-term (3 to 5 years) financial objectives in place of annual objectives. These objectives are aligned with our three strategic goals and we believe they better reflect the new realities of the business and economic environment as outlined in this section.

Medium-term Objectives
1. Diluted earnings per share growth	7%+

2. Defined operating leverage (1)	> 3%

3. Return on common equity (ROE)	18%+

4. Tier 1 capital ratio (2)	8.5%+

5. Dividend payout ratio	40% – 50%

(1)	Our defined operating leverage is a non-GAAP measure and refers to the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). For further information, refer to the Key performance and non-GAAP measures section.
(2)	Calculated using guidelines issued by OSFI under the new Basel II framework.

Our objectives for diluted EPS growth, defined operating leverage, ROE, and dividend payout ratio over the medium term are summarized in the table above and continue to reflect our commitment to strong earnings growth, cost containment and return on investment in our businesses, as well as sound, effective risk and capital management. Maintaining a strong capital position is integral to our medium-term strategy and we intend to keep our Tier 1 capital ratio above our 8.5%+ objective.

Markets will continue to reflect liquidity and pricing pressures in the near term. We hold trading and certain other investment assets at fair value, with the value determined using market prices or valuation models that depend on assumptions regarding market conditions. As a result, the fair value of these assets and their impact on our financial results will depend on future market developments.

We intend to measure our financial performance using medium-term objectives for the foreseeable future until market and accounting volatility and economic uncertainty subside. We will continue to assess our progress on a quarterly and annual basis as we measure ourselves against these medium-term objectives. We will continue to benchmark our TSR with our North American peers and maintain our focus on our priority to maximize shareholder value. As mentioned above, we are in the process of re-evaluating our North American peer group and will disclose any revisions once determined.

By focusing on the execution of medium-term objectives in our decision-making, we believe we will be positioned to provide sustainable earnings growth and returns to our shareholders.

SELECTED FINANCIAL AND OTHER HIGHLIGHTS
CONSOLIDATED RESULTS

Selected financial highlights

	As at or for the three months ended						For the year ended
(C$ millions, except per share, number of and percentage amounts)	October 31 2008		July 31 2008		October 31 2007		October 31 2008		October 31 2007
Total revenue	$5,069		$5,912		$5,615		$21,582		$22,462
Provision for credit losses (PCL)	619		334		263		1,595		791
Insurance policyholder benefits, claims and acquisition expense	(86)		553		637		1,631		2,173
Non-interest expense	2,989		3,272		3,093		12,351		12,473
Net income before income taxes and non-controlling interest in subsidiaries	1,547		1,753		1,622		6,005		7,025
Net income	$1,120		$1,262		$1,324		$4,555		$5,492
Segments - net income (loss)
Canadian Banking	$676		$709		$797		$2,662		$2,545
Wealth Management	116		186		180		665		762
Insurance	59		137		102		389		442
International Banking	(206)		(16)		21		(153)		242
Capital Markets	584		269		186		1,170		1,292
Corporate Support	(109)		(23)		38		(178)		209
Net income	$1,120		$1,262		$1,324		$4,555		$5,492
Selected information
Earnings per share (EPS) - basic	$0.82		$0.93		$1.02		$3.41		$4.24
Earnings per share (EPS) - diluted	$0.81		$0.92		$1.01		$3.38		$4.19
Return on common equity (ROE) (1)	16.1%		19.4%		23.0%		18.0%		24.6%
Return on risk capital (RORC) (2)	26.3%		31.1%		35.8%		29.6%		37.4%
Net interest margin (NIM) (3)	1.59%		1.42%		1.33%		1.44%		1.33%
Specific PCL to average net loans and acceptances	0.65%		0.47%		0.41%		0.53%		0.33%
Gross impaired loans (GIL) as a % of loans and acceptances	0.96%		0.76%		0.45%		0.96%		0.45%
Capital ratios and multiples (4)
Tier 1 capital	9.0%		9.5%		9.4%		9.0%		9.4%
Total capital	11.1%		11.7%		11.5%		11.1%		11.5%
Assets-to-capital multiple	20.1	X	19.4	X	19.9	X	20.1	X	19.9	X
Selected balance sheet and other information
Total assets	$723,859		$636,792		$600,346		$723,859		$600,346
Securities	171,134		176,377		178,255		171,134		178,255
Retail loans (5)	195,455		190,669		169,462		195,455		169,462
Wholesale loans (5)	96,300		81,603		69,967		96,300		69,967
Deposits	438,575		409,091		365,205		438,575		365,205
Average common equity (1)	27,100		25,400		22,450		24,750		22,000
Average risk capital (2)	16,500		15,750		14,400		15,050		14,450
Risk-adjusted assets (4)	278,579		254,189		247,635		278,579		247,635
Assets under management (AUM)	226,900		247,400		161,500		226,900		161,500
Assets under administration (AUA) - RBC (6)	623,300		648,700		615,100		623,300		615,100
- RBC Dexia IS (7)	2,585,000		2,803,900		2,713,100		2,585,000		2,713,100
Common share information
Shares outstanding (000s) - average basic	1,337,753		1,323,293		1,273,005		1,305,706		1,273,185
- average diluted	1,353,588		1,340,239		1,287,442		1,319,744		1,289,314
- end of period	1,341,260		1,338,308		1,276,260		1,341,260		1,276,260
Dividends declared per share	$0.50		$0.50		$0.50		$2.00		$1.82
Dividend yield	4.4%		4.4%		3.7%		4.2%		3.3%
Common share price (RY on TSX) - close, end of period	$46.84		$47.25		$56.04		$46.84		$56.04
Market capitalization (TSX)	62,825		63,235		71,522		62,825		71,522
Business information (number of)
Employees (full-time equivalent) (8)	73,323		73,773		64,815		73,323		64,815
Bank branches	1,741		1,729		1,541		1,741		1,541
Automated teller machines (ATM)	4,964		4,897		4,419		4,964		4,419
Period average US$ equivalent of C$1.00 (9)	$0.901		$0.988		$1.001		$0.969		$0.915
Period-end US$ equivalent of C$1.00	0.830		0.977		1.059		0.830		1.059

(1)	Average common equity and ROE are calculated using month-end balances for the period.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion on Average risk capital and RORC, refer to the Key performance and non-GAAP measures section.
(3)	NIM is calculated as Net interest income divided by Average assets. Average assets are calculated using methods intended to approximate the average of the daily balances for the period.
(4)	In 2008, capital ratios and risk-adjusted assets are calculated using guidelines issued by OSFI under the new Basel II framework. Comparative capital ratios and risk-adjusted assets are calculated using guidelines issued by the OSFI under the Basel I framework. Basel I and Basel II are not directly comparable. For further discussion about Basel II, refer to the Capital management section of our 2008 Annual Report.
(5)	Retail and wholesale loans above exclude the allowance for loan losses.
(6)	AUA – RBC has been revised effective the first quarter of 2008 to include mutual funds sold through our Canadian branch network. Comparative amounts have been revised to reflect this change.
(7)	AUA – RBC Dexia IS represents the total AUA of the joint venture on a one month lag, of which we have a 50% ownership interest.
(8)	Effective 2008, we have excluded statutory holiday pay for part-time employees from our full-time equivalent (FTE) calculation consistent with our management reporting framework. All comparative amounts reflect the change to the FTE calculation.
(9)	Average amounts are calculated using month-end spot rates for the period.

Impact of U.S. vs. Canadian dollar

The translated value of our consolidated results is impacted by fluctuations in the respective exchange rates relative to the Canadian dollar. The following table depicts the effect of translating current year U.S. dollar/Canadian dollar consolidated results at the current exchange rate in comparison to the historical period’s exchange rate. We believe this provides the reader with the ability to assess the underlying results on a more comparable basis, particularly given the magnitude of the recent changes in the exchange rate and the resulting impact on our results.

Certain of our business segment results are also impacted by fluctuations in the U.S. dollar, Euro and British pound exchange rates. For further details, refer to the Impact of foreign exchange rates on our business segments section of our 2008 Annual Report.

Q4 2008 vs. Q4 2007

In the fourth quarter, the Canadian dollar exchange rate weakened 10% on average compared to a year ago. We incurred losses in our U.S. dollar denominated operations in the current quarter due to writedowns and higher provision for credit losses, and this resulted in an $85 million decrease in the translated value of our U.S. dollar-denominated earnings and a decrease of $0.06 in our current year’s diluted EPS. The unfavourable impact of the weaker Canadian dollar on the translation of our U.S. dollar-denominated expenses also impacted results.

Impact on Assets At the end of the fourth quarter, the U.S./Canadian dollar exchange rate was $0.830 as compared to $1.059 a year ago, reflecting a depreciation of 22% in the Canadian dollar. Total assets as of October 31, 2008 were up 21%, from a year ago, of which approximately half of the increase was due to the impact of the weaker Canadian dollar on the translation of mainly U.S. dollar-denominated assets. Basel II has resulted in capital requirements that differ from those calculated under Basel I. Q4 2007 risk-adjusted assets are reported under Basel I. As Basel II is applied on a prospective basis, Basel I and Basel II calculations are not directly comparable.

Q4 2008 vs. Q3 2008

In the fourth quarter, the Canadian dollar exchange rate weakened 9% on average compared to the third quarter, resulting in a $55 million decrease in the translated value of our U.S. dollar-denominated earnings and a decrease of $0.04 in our current year’s diluted EPS for the reasons noted above in the Q4 2008 vs. Q4 2007 discussion.

Impact on Assets: At the end of the fourth quarter, the U.S./Canadian dollar exchange rate was $0.830 as compared to $0.977 at the end of the third quarter, reflecting a depreciation of 15% in the Canadian dollar. Total assets as of October 31, 2008 were up 14%, from the end of the third quarter, of which approximately one-third of the increase was due to the impact of the weaker Canadian dollar on the translation of mainly U.S. dollar-denominated assets. Risk-adjusted assets increased 10% from the end of the third quarter, of which approximately two-thirds was due to the impact of the weaker Canadian dollar on the translation of mainly U.S. dollar-denominated assets.

	Change in the three months ended		Change in the year ended
(C$ millions, except per share amounts)	Q4 2008 vs. Q3 2008	Q4 2008 vs. Q4 2007	2008 vs. 2007
Canadian/U.S. dollar exchange rate (average)
October 31, 2008	$0.901	$0.901	$0.969
July 31, 2008	0.988
October 31, 2007		1.001	0.915
Percentage change in average US$ equivalent of C$1.00 (1)	(9)%	(10)%	6%
Increased (decreased) total revenue	$25	$-	$(340)
Increased (decreased) non-interest expense	80	95	(210)
Increased (decreased) net income	(55)	(85)	(90)
Increased (decreased) basic EPS	$(0.04)	$(0.06)	$(0.07)
Increased (decreased) diluted EPS	$(0.04)	$(0.06)	$(0.07)

(1)	Average amounts are calculated using month-end spot rates for the period.

BUSINESS SEGMENT RESULTS

CANADIAN BANKING

	As at or for the three months ended
(C$ millions, except percentage amounts)	October 31 2008	July 31 2008	October 31 2007
Net interest income	$1,701	$1,694	$1,642
Non-interest income	748	749	924
Total revenue	$2,449	$2,443	$2,566
Provision for credit losses	$225	$204	$212
Non-interest expense	1,220	1,186	1,222
Net income before income taxes and non-controlling interest in subsidiaries	$1,004	$1,053	$1,132
Net income	$676	$709	$797

Revenue by business
Personal Financial Services	$1,323	$1,351	$1,299
Business Financial Services	630	607	609
Cards and Payment Solutions	496	485	658

Selected average balances and other information (1)
Return on equity (2)	37.7%	40.4%	42.7%
Return on risk capital (2)	50.8%	54.1%	57.6%
Net interest margin (3)	2.89%	2.95%	3.10%
Operating leverage (4)	(4.4)%	8.1%	10.6%
Total earning assets (1), (5)	$234,200	$228,100	$209,900
Loans and acceptances (1), (5)	235,500	228,000	209,200
Deposits (1)	159,400	154,900	150,200
Assets under administration (6)	109,500	123,700	120,200

(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(2)	ROE and RORC are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion of ROE and RORC, refer to the Key performance and non-GAAP measures section.
(3)	NIM is calculated as Net interest income divided by Average total earning assets.
(4)	Defined as the difference between revenue growth rate and non-interest expense growth rate.
(5)	Total earning assets, and Loans and acceptances include average securitized residential mortgages and credit cards for the three months ended October 31, 2008, of $22 billion and $4 billion, respectively (July 31, 2008 – $22 billion and $4 billion; October 31, 2007 – $19 billion and $4 billion).
(6)	Effective the first quarter of 2008, Assets under administration was revised to include mutual funds sold through our Canadian branch network. Comparative amounts have been revised to reflect this change.

Q4 2008 vs. Q4 2007

Net income of $676 million decreased $121 million, or 15%, from last year. Net income was up $69 million or 11% over last year, excluding the impact of a $326 million ($269 million after-tax) gain related to the Visa Inc. restructuring and a $121 million ($79 million after-tax) credit card customer loyalty reward program liability charge recorded in the fourth quarter of 2007. These results reflect solid volume growth across most businesses and effective cost management efforts.

Total revenue decreased $117 million, or 5%, over last year. Total revenue was up 4% over last year, excluding the impact of the adjustments noted above, largely due to solid volume growth across most of our businesses and higher fees due to pricing changes. These results were partially offset by spread compression and lower mutual fund distribution fees.

Net interest margin decreased 21 basis points from a year ago, largely reflecting the impact of changes in retail product mix, the lower interest rate environment and continued competitive pressures.

Provision for credit losses increased $13 million, or 6%, compared to the prior year, primarily reflecting portfolio growth and higher loss rates in credit cards. These factors were partially offset by lower business and student loan provisions.

Non-interest expense of $1,220 million was essentially flat, as higher sales and service expenses were largely offset by effective cost management.

Q4 2008 vs. Q3 2008

Net Income decreased $33 million, or 5%, over the prior quarter, primarily due to spread compression, lower mutual fund distribution fees and higher expenses, reflecting higher spending on infrastructure initiatives and seasonally higher marketing costs. This was partially offset by solid volume growth across most businesses. Provision for credit losses increased $21 million, largely attributable to volume growth and slightly higher loss rates in the retail portfolio.

WEALTH MANAGEMENT

	As at or for the three months ended
(C$ millions, except percentage amounts)	October 31 2008	July 31 2008	October 31 2007
Net interest income	$133	$110	$109
Non-interest income
Fee-based revenue	596	599	538
Transactional and other revenue	296	310	339
Total revenue	$1,025	$1,019	$986
Provision for credit losses	$-	$1	$1
Non-interest expense	860	758	731
Net income before income taxes and non-controlling interest in subsidiaries	$165	$260	$254
Net income	$116	$186	$180

Revenue by business
Canadian Wealth Management	$369	$383	$369
U.S. & International Wealth Management	483	451	479
Global Asset Management	173	185	138

Selected other information
Return on equity (1)	12.3%	21.0%	31.7%
Return on risk capital (1)	42.8%	69.5%	62.4%
Assets under administration	$495,100	$509,200	$488,500
Assets under management	222,600	243,700	161,200

Impact of US$ translation on selected items		Q4 2008 vs. Q3 2008	Q4 2008 vs. Q4 2007
Increased (decreased) total revenue		33	37
Increased (decreased) non-interest expense		37	43
Increased (decreased) net income		(2)	(4)
Percentage change in average US$ equivalent of C$1.00 (2)		(9)%	(10)%

(1)	ROE and RORC are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion of ROE and RORC, refer to the Key performance and non-GAAP measures section.
(2)	Average amounts are calculated using month-end spot rates for the period.

Q4 2008 vs. Q4 2007

Net income of $116 million decreased $64 million, or 36%, from the prior year primarily due to the unfavourable impact of items totalling $62 million ($41 million after-tax) related to the Reserve Primary Fund and auction rate securities settlement with U.S. regulators, as fully described in our 2008 Annual Report. The decrease included a net loss on our stock-based compensation plan in our U.S. brokerage business as fully described in our 2008 Annual Report, and lower transactional revenue in our brokerage businesses due to uncertainty in global financial markets. These factors were partially offset by increased earnings from our acquisition of PH&N’s private counsel and asset management businesses.

Total revenue was up $39 million, or 4%, over the prior year reflecting higher fee-based and transactional revenue from our acquisitions of PH&N and FBW, respectively, and higher spreads and deposit and loan growth in our international wealth management business. These factors were partially offset by the decline in the fair value of securities held to hedge the stock-based compensation plan mentioned above, and lower transaction volumes in our brokerage businesses.

Non-interest expense increased by $129 million, or 18%, from the prior year, primarily reflecting increased costs in support of business growth, including acquisition-related staff and occupancy costs and expenses related to the Reserve Primary Fund and our auction rate securities settlement as noted above. These factors were partially offset by lower stock-based compensation expense in the stock-based compensation plan as mentioned above.

Q4 2008 vs. Q3 2008

Net income decreased $70 million, or 38%, compared to the prior quarter, reflecting the Reserve Primary Fund provision and our settlement with U.S. regulators as noted above, lower transaction volumes in our full service brokerage businesses due to difficult market conditions and lower fee-based client assets from capital depreciation. These factors were partially offset by higher spreads and deposit and loan growth, in our international wealth management business.

INSURANCE

	As at or for the three months ended
(C$ millions, except percentage amounts)	October 31 2008	July 31 2008	October 31 2007
Non-interest income
Net earned premiums	$752	$761	$636
Investment income	(697)	49	202
Fee income	56	48	49
Total revenue	$111	$858	$887
Insurance policyholder benefits claims and acquisition expense	$(86)	$553	$637
Non-interest expense	154	145	137
Net income before income taxes and non-controlling interest in subsidiaries	$43	$160	$113
Net income	$59	$137	$102

Revenue by business
Reinsurance & Other	$289	$320	$216
Canadian Life and Health	(197)	333	355
Property & Casualty	138	154	139
U.S. Life	(119)	51	177

Selected other information
Return on equity (1)	20.1%	44.6%	29.1%
Return on risk capital (1)	23.0%	50.1%	32.2%
Premiums and deposits (2)	1,004	1,014	860
Fair value changes on investments backing policyholder liabilities (3)	(748)	(74)	78

(1)	ROE and RORC are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion of ROE and RORC, refer to the Key performance and non-GAAP measures section.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and deposits on individual and group segregated fund deposits, consistent with insurance industry practices.
(3)	The impact of the change in fair value on investments backing policyholder liabilities is reflected in Investment income and largely offset in insurance policy holder benefits claims and acquisition expense.

Q4 2008 vs. Q4 2007

Net Income of $59 million decreased $43 million over last year, mainly due to $110 million ($80 million after-tax) of investment losses attributable to disposals and impairments, as well as impacts from equity market movements. This decrease was partially offset by strong growth in our reinsurance business and higher favourable net actuarial adjustments related to management actions and assumption changes.

Total revenue decreased $776 million over last year. This decrease was mainly due to the change in fair value of investments backing our life and health policyholder liabilities, largely offset in policyholder benefits and claims expense. The investment losses, as well as impacts from equity market movements also contributed to the decrease. These factors were partially offset by business growth in most of our businesses.

Insurance policyholder benefits, claims and acquisition expense (PBCAE) decreased $723 million from the prior year due to the change in fair value of investments backing our life and health policyholder liabilities, largely offset in revenue. Management actions and assumption changes also resulted in a higher level of favourable net actuarial adjustments related to the current quarter. These factors were partially offset by costs commensurate with business growth.

Non-interest expense was up $17 million, or 12%, from a year ago, reflecting costs in support of business growth, continued strategic investments and increased infrastructure costs.

Q4 2008 vs. Q3 2008

Net Income decreased by $78 million over the prior quarter, mainly due to the investment losses attributable to losses on disposals and impairments, as well as impacts from equity market movements not offset in reserves noted above. Also contributing to this decrease was the impact of higher favourable net actuarial adjustments relating to management actions and assumption changes in the prior quarter. These factors were partially offset by solid business growth in our reinsurance and Canadian Life and Health businesses.

INTERNATIONAL BANKING

	As at or for the three months ended
(C$ millions, except percentage amounts)	October 31 2008	July 31 2008	October 31 2007
Net interest income	$437	$347	$239
Non-interest income	35	233	216
Total revenue	$472	$580	$455
Provision for credit losses	$198	$137	$72
Non-interest expense	585	485	363
Net (loss) income before income taxes and non-controlling interest in subsidiaries	$(311)	$(42)	$20
Net (loss) income	$(206)	$(16)	$21

Revenue by business
Banking (1)	$281	$341	$269
RBC Dexia IS (1)	191	239	186

Selected average balances and other information (2)
Return on equity (3)	(11.4)%	(1.6)%	2.2%
Return on risk capital (3)	(34.9)%	(3.8)%	3.8%
Loans and acceptances (2)	$33,900	$28,000	$20,500
Deposits (2)	51,800	42,500	34,500
Assets under administration - RBC (4)	11,200	9,400	-
- RBC Dexia IS (5)	2,585,000	2,803,900	2,713,100
Assets under management - RBC (6)	3,900	3,400	-

Impact of US$ and Euro translation on selected items		Q4 2008 vs. Q3 2008	Q4 2008 vs. Q4 2007
Increased (decreased) total revenue		(3)	7
Increased (decreased) non-interest expense		20	41
Increased (decreased) net income		(29)	(42)
Percentage change in average US$ equivalent of C$1.00 (7)		(9)%	(10)%
Percentage change in average Euro equivalent of C$1.00 (7)		3%	(8)%

(1)	RBC Dexia IS and RBTT results are reported on a one-month lag.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(3)	ROE and RORC are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion of ROE and RORC, refer to the Key performance and non-GAAP measures section.
(4)	AUA – RBC represents the AUA for RBTT on a one-month lag.
(5)	AUA – RBC Dexia IS represents the total AUA of the joint venture on a one-month lag, of which we have a 50% ownership interest.
(6)	AUM – RBC represents the AUM for RBTT on a one-month lag.
(7)	Average amounts are calculated using month-end spot rates for the period.

Q4 2008 vs. Q4 2007

Net loss of $206 million compares to net income of $21 million a year ago. The decrease in earnings, predominantly in our U.S. banking business, was mainly attributable to writedowns and losses of $244 million ($168 million after-tax) on our investment portfolios and significantly higher provision for credit losses. These factors were partially offset by earnings from our RBTT and ANB acquisitions.

Total revenue increased $17 million, or 4%, over the prior year, primarily due to loan and deposit growth from our RBTT and ANB acquisitions. This was partly offset by the writedowns and losses on our investment portfolios.

Provision for credit losses of $198 million, over 92% relating to our U.S. banking operations, increased $126 million from a year ago, reflecting higher impaired loans in our U.S. residential builder finance business and in our U.S. commercial and retail loan portfolios due to the continued housing market downturn and ongoing deteriorating economic conditions.

Non-interest expense increased $222 million from a year ago, mainly due to higher costs in support of business growth, reflecting the inclusion of our RBTT and ANB acquisitions and related integration costs.

Q4 2008 vs. Q3 2008

Net loss of $206 million compares to net loss of $16 million in the third quarter. The decrease in earnings was mainly attributable to additional writedowns and losses on our investment portfolios and increased provision for credit losses of $61 million, predominantly in our U.S. banking business. These factors were partially offset by a full quarter of earnings from RBTT. Revenue from RBC Dexia IS decreased primarily due to seasonally higher securities lending in the prior quarter, and lower custody revenue in the current quarter reflecting lower client asset levels.

CAPITAL MARKETS

	As at or for the three months ended
(C$ millions, except percentage amounts)	October 31 2008	July 31 2008	October 31 2007
Net interest income (1)	$648	$452	$223
Non-interest income	542	681	596
Total revenue (1)	$1,190	$1,133	$819
Provision for (recovery of) credit losses	$77	$20	$(2)
Non-interest expense	124	717	584
Net income before income taxes and non-controlling interest in subsidiaries (1)	$989	$396	$237
Net income	$584	$269	$186

Revenue by business
Global Markets	$545	$630	$334
Global Investment Banking and Equity Markets	394	375	415
Other	251	128	70

Selected average balances and other information (2)
Return on equity (3)	34.6%	17.7%	15.4%
Return on risk capital (3)	40.5%	20.8%	19.3%
Trading securities	$133,600	$138,700	$146,400
Loans and acceptances	41,900	37,900	32,600
Deposits	135,000	131,100	121,500

Impact of US$ and British pound translation on selected items (1)		Q4 2008 vs. Q3 2008	Q4 2008 vs. Q4 2007
Increased (decreased) total revenue (1)		9	8
Increased (decreased) non-interest expense		6	5
Increased (decreased) net income		(3)	(4)
Percentage change in average US$ equivalent of C$1.00 (4)		(9)%	(10)%
Percentage change in average British pound equivalent of C$1.00 (4)		5%	6%

(1)	Taxable equivalent basis. For further information, refer to the How we measure and report our business segments section in our 2008 Annual Report.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(3)	ROE and RORC are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion of ROE and RORC, refer to the Key performance and non-GAAP measures section.
(4)	Average amounts are calculated using month-end spot rates for the period.

Q4 2008 vs. Q4 2007

Net income of $584 million was up $398 million from a year ago, resulting from improved performance in certain of our fixed income and foreign exchange businesses, the reduction of the Enron-related litigation provision by $542 million ($252 million after-tax and related compensation adjustments), gains on credit derivatives contracts of $264 million ($105 million after-tax and compensation adjustments) recorded at the fair value of used to economically hedge our corporate lending portfolio and gains of $220 million ($94 million after-tax and compensation adjustments) related to the fair value of adjustments on RBC debt designated as held-for-trading. This growth was partially offset by weaker results in our origination and equity trading businesses, a higher effective tax rate, significantly higher writedowns of $605 million ($257 after-tax and related compensation adjustments) compared with $393 last year ($173 after-tax and related compensation adjustments), and increased provision for credit losses.

Total revenue of $1,190 million, was up $371 million over the prior year, mainly due to the items noted above. This growth was partially offset by weaker results in our equity trading businesses, higher writedowns as noted above and weaker equity origination activity.

Provision for credit losses of $77 million compared to a recovery of $2 million in the prior year. The provision largely relates to specific corporate loan accounts in Canada and the U.S., and $25 million of the provision relates to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper (ABCP) conduit programs.

Non-interest expense of $124 million, was down $460 million over the prior year, mainly due to the reduction of the Enron-related litigation provision, partially offset by higher infrastructure investments in certain businesses including acquisitions, sundry losses and a $16.5 million ($11 million after-tax) charge relating to the auction rate securities settlement with U.S. regulators, as fully described in the 2008 Annual Report.

Q4 2008 vs. Q3 2008

Net income of $584 million, was up $315 million from the prior quarter, primarily due to the reduction of the Enron-related litigation provision, higher revenues in certain fixed income and foreign exchange businesses, gains related to the fair value of adjustments on

RBC debt designated as held-for-trading, gains on credit derivatives contracts recorded at fair value used to economically hedge our corporate lending portfolio and lower variable compensation. These factors were partially offset by weaker results in our equity trading businesses, higher writedowns, a higher effective tax rate and higher provision for credit losses.

CORPORATE SUPPORT

	As at or for the three months ended
(C$ millions)	October 31 2008	July 31 2008	October 31 2007
Net interest income (1)	$(210)	$(302)	$(215)
Non-interest income	32	181	117
Total revenue (1)	$(178)	$(121)	$(98)
Provision for (recovery of) credit losses	119	(28)	(20)
Non-interest expense	46	(19)	56
Net loss before income taxes and non-controlling interest in subsidiaries (1)	$(343)	$(74)	$(134)
Net (loss) income	$(109)	$(23)	$38
Securitization
Total securitizations sold and outstanding (2)	$15,196	$18,832	$14,239
New securitization activity in the period (3)	1,877	1,699	730

(1)	Taxable equivalent basis. For further information, refer to the How we measure and report our business segments section in our 2008 Annual Report. These amounts include the elimination of the adjustment related to the gross-up of certain tax-advantaged income (Canadian taxable corporate dividends) recorded in Capital Markets. The amount for the three months ended October 31, 2008 was $102 million (July 31, 2008 – $86 million; October 31, 2007 – $117 million).
(2)	Total securitizations sold and outstanding comprises credit card loans and residential mortgages.
(3)	New securitization activity comprises residential mortgages and credit card loans securitized and sold in the quarter. For further details, refer to Note 5 to our Consolidated Financial Statements in our 2008 Annual Report.

Q4 2008

Net loss of $109 million included a general allowance of $145 million ($98 million after-tax) related to volume growth and weaker credit quality over prior periods in our Canadian retail portfolio and weakness in our U.S. banking portfolio. The net loss also included writedowns of $154 million ($107 million after-tax), a foreign currency translation loss related to our U.S. dollar-denominated deposits used to fund certain AFS securities and writedowns of $30 million ($20 million after-tax) related to the cancellation of the Canadian industry-wide payment initiative in the current quarter. These losses were largely offset by gains of $111 million ($76 million after-tax) related to the fair value of adjustments on RBC debt designated as held-for-trading, gains on securitization activity, and gains due to the change in fair value of derivatives related to economic hedges. The fair value of these items and related gains and losses were primarily driven by the impact of the current market environment. We also had a net gain on income tax amounts largely related to enterprise funding activities that were not allocated to the business segments.

Q3 2008

Net loss of $23 million included writedowns of $103 million ($77 million after-tax) on our exposure to U.S. MBS. These writedowns were partially offset by gains related to the change in fair value of derivatives due to economic hedges, income tax amounts related to enterprise funding activities that were not allocated to the segments and gains related to the fair value of adjustments on RBC debt designated as held-for-trading.

Q4 2007

Net income of $38 million in the quarter mainly related to enterprise funding activities that were not allocated to the business segments and was partially offset by higher capital taxes which were also not allocated to the business segments.

Key performance and non-GAAP measures

Key performance measures – Return on Equity (ROE) and Return on Risk Capital (RORC): We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, return on equity (ROE) and return on risk capital (RORC). We use ROE and RORC, at both the consolidated and segment levels, as a measure of return on total capital invested in our businesses. The business segment ROE and RORC measures are viewed as useful measures for supporting investment and resource allocation decisions because they adjust for certain items that may affect comparability between business segments and certain competitors. RORC does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on net income available to common shareholders divided by average attributed capital for the period. For each segment, average attributed capital, or Economic Capital, includes attributed risk capital required to underpin various risks as described in the Capital Management section in our 2008 Annual Report and amounts invested in goodwill and intangibles.

RORC is used to measure returns on capital required to support the risks related to ongoing operations. Our RORC calculations are based on net income available to common shareholders divided by attributed risk capital (which excludes goodwill and intangibles and unattributed capital).

The attribution of capital and risk capital involves the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management as necessary. Changes to such assumptions, judgments and methodologies can have a material effect on the segment ROE and RORC information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.

See our 2008 Annual Report for further information. The following table provides a summary of the ROE and RORC calculations.

	For the three months ended							For the three months ended
	October 31 2008							July 31 2008	October 31 2007
(C$ millions, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total	Total

Net income available to common shareholders	$669	$112	$58	$(213)	$577	$(110)	$1,093	$1,235	$1,300

Average risk capital (2)	$5,250	$1,050	$1,000	$2,450	$5,650	$1,100	$16,500	$15,750	$14,400
add: Unattributed capital	-	-	-	-	-	50	50	1,250	2,600
add: Goodwill and add: intangible capital	1,800	2,600	150	5,000	1,000	-	10,550	8,400	5,450
Average equity (3)	$7,050	$3,650	$1,150	$7,450	$6,650	$1,150	$27,100	$25,400	$22,450
Return on equity (ROE) (4)	37.7%	12.3%	20.1%	(11.4)%	34.6%	(38.3)%	16.1%	19.4%	23.0%
Return on risk capital (RORC) (5)	50.8%	42.8%	23.0%	(34.9)%	40.5%	n.m.	26.3%	31.1%	35.8%

(1)	Average risk capital, Goodwill and intangible capital, and Average equity represent rounded figures. These amounts are calculated using methods intended to approximate the average of the daily balances for the period. ROE and RORC measures are based on actual balances before rounding.
(2)	Average risk capital includes credit, market (trading and non-trading), insurance, operational and business and fixed assets risk capital. For further details refer to the Risk, capital and liquidity management section of our 2008 Annual Report.
(3)	The amounts for the segments are referred to as attributed capital or economic capital.
(4)	Our quarterly consolidated ROE calculation is based on annualized quarterly net income available to common shareholders divided by total average common equity for the period. Our quarterly segment ROE calculations are based on annualized quarterly net income available to common shareholders divided by capital attributed to the segment for the period.
(5)	Our quarterly RORC calculations are based on annualized quarterly net income available to common shareholders divided by attributed (average) risk capital. n.m. not meaningful

Non-GAAP measures

We use and report certain non-GAAP financial measures discussed below, consistent with our management framework. These measures do not have standardized meanings under GAAP and are not necessarily comparable with similar information disclosed by other financial institutions.

In the fourth quarter of 2007, the Visa restructuring gain and the charge to increase the credit card customer loyalty reward program liability impacted our results. The following table provides a reconciliation of net income for Canadian Banking and net income and revenue for banking-related operations of Canadian Banking excluding these items. Management believes identifying and adjusting for these items enhances the comparability of our financial performance in Q4 2008 and 2008 relative to prior periods.

	For the three months ended				For the year ended
	October 31 2008		October 31 2007		October 31 2008		October 31 2007
(C$ millions)	Canadian Banking net income	Canadian Banking revenue	Canadian Banking net income	Canadian Banking revenue	Canadian Banking net income	Canadian Banking revenue	Canadian Banking net income	Canadian Banking revenue

GAAP reported amounts	$676	$2,449	$797	$2,566	$2,662	$9,586	$2,545	$9,329
Exclude:
Visa Inc. restructuring gain	-	-	269	326	(29)	(30)	269	326
Liability adjustment related to credit card customer loyalty reward program	-	-	(79)	(121)	-	-	(79)	(121)
Amounts excluding the impacts of items noted above	$676	$2,449	$607	$2,361	$2,691	$9,616	$2,355	$9,124

Our defined operating leverage refers to the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is presented on a taxable equivalent basis, while the impact of consolidated variable interest entities (VIE) is excluded as they have no material impact on our earnings. Insurance results are excluded as certain changes in revenue can be largely offset in Insurance policyholder benefits, claims and acquisition expense, which is not captured in our defined operating leverage calculation.

The following table shows the defined operating leverage ratio calculation.

	For the year ended
(C$ millions, except percentage amounts)	October 31, 2008	October 31, 2007 (1)	Change
Total revenue	$21,582	$22,462
Add: teb adjustment	410	332
Less: Revenue related to VIEs	(48)	31
Less: Insurance revenue	2,610	3,192
Less: Impact of the financial instruments accounting standards	-	83
Total revenue (adjusted)	$19,430	$19,488	(0.3)%

Non-interest expense	$12,351	$12,473
less: Insurance-related non-interest expense	576	537
Non-interest expense (adjusted)	$11,775	$11,936	(1.3)%
Defined operating leverage for the year ended October 31, 2008			1.0%
(1)	Revenue in 2007 excluded accounting adjustments related to the financial instruments accounting standards.

CONSOLIDATED BALANCE SHEETS

(C$ millions)	October 31 2008 (1)	July 31 2008 (2)	October 31 2007 (1)

Assets

Cash and due from banks	$11,086	$7,571	$4,226

Interest-bearing deposits with banks	20,041	13,326	11,881

Securities
Trading	122,508	137,498	147,485
Available-for-sale	48,626	38,879	30,770
	171,134	176,377	178,255

Assets purchased under reverse repurchase agreements and securities borrowed	44,818	56,207	64,313

Loans
Retail	195,455	190,669	169,462
Wholesale	96,300	81,603	69,967
	291,755	272,272	239,429
Allowance for loan losses	(2,215)	(1,859)	(1,493)
	289,540	270,413	237,936

Other
Customers’ liability under acceptances	11,285	10,517	11,786
Derivatives	136,134	69,099	66,585
Premises and equipment, net	3,260	2,952	2,131
Goodwill	9,977	8,859	4,752
Other intangibles	1,253	1,217	628
Other assets	25,331	20,254	17,853
	187,240	112,898	103,735
	$723,859	$636,792	$600,346

Liabilities and shareholders’ equity

Deposits
Personal	$139,036	$126,140	$116,557
Business and government	269,994	258,420	219,886
Bank	29,545	24,531	28,762
	438,575	409,091	365,205
Other
Acceptances	11,285	10,517	11,786
Obligations related to securities sold short	27,507	41,696	44,689
Obligations related to assets sold under repurchase agreements and securities loaned	32,053	27,815	37,033
Derivatives	128,705	66,623	72,010
Insurance claims and policy benefit liabilities	7,385	7,608	7,283
Other liabilities	35,689	32,732	28,483
	242,624	186,991	201,284
Subordinated debentures	8,131	7,925	6,235
Trust capital securities	1,400	1,400	1,400
Preferred share liabilities	-	300	300
Non-controlling interest in subsidiaries	2,371	2,355	1,483

Shareholders’ equity
Preferred shares	2,663	2,263	2,050
Common shares (shares issued - 1,341,260,229; 1,338,308,192 and 1,276,260,033)	10,384	10,308	7,300
Contributed surplus	242	251	235
Treasury shares - preferred (shares held -259,700; 489,400 and 248,800)	(5)	(10)	(6)
Treasury shares - common (shares held - 2,258,047; 2,018,771 and 2,444,320)	(104)	(98)	(101)
Retained earnings	19,936	19,517	18,167
Accumulated other comprehensive income (loss)	(2,358)	(3,501)	(3,206)
	30,758	28,730	24,439
	$723,859	$636,792	$600,346

(1)	Derived from audited financial statements
(2)	Unaudited

CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended (1)			For the year ended (2)
(C$ millions)	October 31 2008	July 31 2008	October 31 2007	October 31 2008	October 31 2007

Interest income
Loans	$3,843	$3,517	$3,895	$14,983	$14,724
Securities	1,711	1,619	1,891	6,974	7,665
Assets purchased under reverse repurchase agreements and securities borrowed	586	674	854	2,889	3,620
Deposits with banks	128	100	141	498	538
	6,268	5,910	6,781	25,344	26,547

Interest expense
Deposits	2,792	2,813	3,568	12,158	13,770
Other liabilities	666	704	1,130	3,472	4,737
Subordinated debentures	101	92	85	354	338
	3,559	3,609	4,783	15,984	18,845
Net interest income	2,709	2,301	1,998	9,360	7,702

Non-interest income
Insurance premiums, investment and fee income	111	857	887	2,609	3,152
Investment management and custodial fees	449	450	412	1,759	1,579
Mutual fund revenue	387	414	373	1,561	1,473
Trading revenue	(526)	159	68	(408)	1,999
Securities brokerage commissions	390	345	324	1,377	1,353
Service charges	371	349	330	1,367	1,303
Underwriting and other advisory fees	253	243	301	875	1,217
Foreign exchange revenue, other than trading	165	166	139	646	533
Card service revenue	182	173	43	648	491
Credit fees	124	99	74	415	293
Securitization revenue	171	103	39	461	261
Net (loss) gain on available-for-sale securities	(372)	(136)	(24)	(617)	63
Other	655	389	651	1,529	1,043
Non-interest income	2,360	3,611	3,617	12,222	14,760
Total revenue	5,069	5,912	5,615	21,582	22,462
Provision for credit losses	619	334	263	1,595	791
Insurance policyholder benefits, claims and acquisition expense	(86)	553	637	1,631	2,173

Non-interest expense
Human resources	1,954	2,033	1,839	7,779	7,860
Equipment	334	280	267	1,155	1,009
Occupancy	249	231	226	926	839
Communications	230	180	203	749	723
Professional fees	169	132	157	562	530
Outsourced item processing	105	77	75	341	308
Amortization of other intangibles	45	39	24	135	96
Other	(97)	300	302	704	1,108
	2,989	3,272	3,093	12,351	12,473

Income before income taxes	1,547	1,753	1,622	6,005	7,025
Income taxes	428	442	255	1,369	1,392

Net income before non-controlling interest	1,119	1,311	1,367	4,636	5,633
Non-controlling interest in net income of subsidiaries	(1)	49	43	81	141
Net income	$1,120	$1,262	$1,324	$4,555	$5,492

Preferred dividends	(27)	(27)	(24)	(101)	(88)
Net income available to common shareholders	$1,093	$1,235	$1,300	$4,454	$5,404

Average number of common shares (in thousands)	1,337,753	1,323,293	1,273,005	1,305,706	1,273,185
Basic earnings per share (in dollars)	$0.82	$0.93	$1.02	$3.41	$4.24

Average number of diluted common shares (in thousands)	1,353,588	1,340,239	1,287,442	1,319,744	1,289,314
Diluted earnings per share (in dollars)	$0.81	$0.92	$1.01	$3.38	$4.19

Dividends per share (in dollars)	$0.50	$0.50	$0.50	$2.00	$1.82

(1)	Unaudited
(2)	Derived from audited financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the three months ended (1)			For the year ended (2)
(C$ millions)	October 31 2008	July 31 2008	October 31 2007	October 31 2008	October 31 2007
Comprehensive income
Net income	$1,120	$1,262	$1,324	$4,555	$5,492
Other comprehensive income, net of taxes
Net change in unrealized (losses) gains on available-for-sale securities					(93)
Net unrealized (losses) gains on available-for-sale securities	(923)	(248)	48	(1,376)	(93)
Reclassification of losses (gains) on available-for-sale securities to income	252	99	10	373	28
	(671)	(149)	58	(1,003)	(65)
Foreign currency translation adjustments					(2,965)
Unrealized foreign currency translation gains (losses)	3,581	434	(2,107)	5,080	(2,965)
Reclassification of gains on foreign currency translation to income	-	(1)	(1)	(3)	(42)
Net foreign currency translation (losses) gains from hedging activities	(1,678)	(252)	1,370	(2,672)	1,804
	1,903	181	(738)	2,405	(1,203)
Net change in cash flow hedges
Net (losses) gains on derivatives designated as cash flow hedges	(125)	(11)	(110)	(603)	80
Reclassification to income of losses on derivatives designated as cash flow hedges	36	27	3	49	31
	(89)	16	(107)	(554)	111
Other comprehensive income (loss)	1,143	48	(787)	848	(1,157)
Total comprehensive income	$2,263	$1,310	$537	$5,403	$4,335

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
	For the three months ended (1)			For the year ended (2)
(C$ millions)	October 31 2008	July 31 2008	October 31 2007	October 31 2008	October 31 2007
Preferred shares
Balance at beginning of period	$2,263	$2,263	$2,050	$2,050	$1,050
Issued	400	-	-	613	1,150
Redeemed for cancellation	-	-	-	-	(150)
Balance at end of period	2,663	2,263	2,050	2,663	2,050

Common shares
Balance at beginning of period	10,308	8,184	7,283	7,300	7,196
Issued	76	2,124	18	3,090	170
Purchased for cancellation	-	-	(1)	(6)	(66)
Balance at end of period	10,384	10,308	7,300	10,384	7,300

Contributed surplus
Balance at beginning of period	251	245	235	235	292
Renounced stock appreciation rights	(3)	-	(1)	(5)	(6)
Stock-based compensation awards	4	1	2	14	(46)
Other	(10)	5	(1)	(2)	(5)
Balance at end of period	242	251	235	242	235

Treasury shares - preferred
Balance at beginning of period	(10)	(7)	(3)	(6)	(2)
Sales	10	2	1	23	33
Purchases	(5)	(5)	(4)	(22)	(37)
Balance at end of period	(5)	(10)	(6)	(5)	(6)

Treasury shares - common
Balance at beginning of period	(98)	(99)	(116)	(101)	(180)
Sales	-	3	42	51	175
Purchases	(6)	(2)	(27)	(54)	(96)
Balance at end of period	(104)	(98)	(101)	(104)	(101)

Retained earnings
Balance at beginning of period	19,517	18,951	17,517	18,167	15,771
Transition adjustment - Financial instruments (3)	-	-	-	-	(86)
Net income	1,120	1,262	1,324	4,555	5,492
Preferred share dividends	(27)	(27)	(24)	(101)	(88)
Common share dividends	(670)	(669)	(637)	(2,624)	(2,321)
Premium paid on common shares purchased for cancellation	-	-	(14)	(49)	(580)
Issuance costs and other	(4)	-	1	(12)	(21)
Balance at end of period	19,936	19,517	18,167	19,936	18,167

Accumulated other comprehensive income (loss)
Transition adjustment - Financial instruments (3)	(45)	(45)	(45)	(45)	(45)
Unrealized gains and losses on available-for-sale securities	(1,068)	(397)	(65)	(1,068)	(65)
Unrealized foreign currency translation gains and losses, net of hedging activities	(802)	(2,705)	(3,207)	(802)	(3,207)
Gains and losses on derivatives designated as cash flow hedges	(443)	(354)	111	(443)	111
Balance at end of period	(2,358)	(3,501)	(3,206)	(2,358)	(3,206)
Retained earnings and Accumulated other comprehensive income	17,578	16,016	14,961	17,578	14,961

Shareholders’ equity at end of period	$30,758	$28,730	$24,439	$30,758	$24,439

(1)	Unaudited
(2)	Derived from audited financial statements
(3)	The transition adjustment relates to the implementation of the new financial instruments accounting standards. Refer to Note 1 to our Consolidated Financial Statements of our 2008 Annual Report.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our medium-term objectives, our strategic goals and priorities, and the economic and business outlook for us, for each of our business segments and for the Canadian, United States and international economies. The forward-looking information contained in this earnings release is presented for the purpose of assisting our securityholders and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, strategic goals and priorities will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include credit, market, operational, liquidity and funding risks, and other risks discussed in our 2008 Management’s Discussion and Analysis; the impact of the market environment, including the impact of the continuing volatility in the financial markets and lack of liquidity in credit markets, and our ability to effectively manage our liquidity and our capital ratios, and implement effective risk management procedures; general business and economic conditions in Canada, the United States and other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; changes to our credit ratings and development and integration of our distribution networks. the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; changes to our credit ratings and development and integration of our distribution networks.

We caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Additional factors that may affect future results sections of our 2008 Management’s Discussion and Analysis.

Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY AND YEAR END RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our 2008 Annual Report and Annual Information Form on our website at rbc.com/investorrelations.

Shareholders may request a hard copy of our 2008 Annual Report free of charge by contacting Investor Relations at (416) 955-7802. Our 2008 Annual Report on Form 40F will be filed with the SEC.

Quarterly and year end conference call and webcast presentation

Our conference call is scheduled for Friday, December 5, 2008 at 1:30 p.m. (EDT) and will feature a presentation about our fourth quarter and 2008 results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the conference call live on a listen-only basis at:

www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2216 or 1-866-898-9626). Please call between 1:20 p.m. and 1:25 p.m. (EDT).

Speakers’ notes will be posted on our website shortly after the call. Also, a recording will be available by 5 p.m. on December 5 until February 25, 2009 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (416-695-5800 or 1-800-408-3053, passcode 3265766#).

Media Relations Contact

Katherine Gay, VP & Head, Corporate Communications, katherine.gay@rbc.com, 416-974-6286 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Marcia Moffat, VP & Head, Investor Relations, marcia.moffat@rbc.com, 416-955-7803

Bill Anderson, Director, Investor Relations, william.anderson@rbc.com, 416-955-7804

Josie Merenda, Director, Investor Relations, josie.merenda@rbc.com, 416-955-7809

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, one of North America’s leading diversified financial services companies and among the largest banks in the world as measured by market capitalization. We provide personal and commercial banking, wealth and asset management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ more than 80,000 full- and part-time employees who serve more than 17 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 48 other countries. For more information, please visit rbc.com.

Trademarks used in this release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or its subsidiaries under license. All other trademarks mentioned in this release, which are not the property of Royal Bank of Canada, are owned by their respective holders. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.